UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-204175

RESAAS Services Inc.

(Exact name of registrant as specified in its charter)

1530 – 401 West Georgia Street, Vancouver, British Columbia, Canada V6B 5A1 (604) 558-2929

(Address, including zip code, and telephone number, including area code, of registrant’s of principal executive offices)

Common Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. RESAAS Services Inc. (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on June 3, 2015, the date that its registration statement on Form F-10 (No. 333-204175) was declared effective by the Securities and Exchange Commission (the “Commission”).

B. The Company has filed or submitted all reports required under Section 13(a) of Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report on Form 20-F under Section 13(a).

Item 2. Recent United States Market Activity

The Company has not sold any securities in the United States in a registered offering under the Securities Act of 1933, as amended.

Item 3. Foreign Listing and Primary Trading Market

A. The Common Shares are listed on the Canadian Securities Exchange (“CSE”), located in Canada, which constitutes the primary trading market for the Common Shares.

B. The date of initial listing on the CSE of the Common Shares was February 3, 2011.  The Company has maintained the listing on the CSE for at least 12 months prior to the filing of this Form 15F.

C. During the 12-month period beginning on March 30, 2017 and ended March 30, 2018, 89% of trading in the Common Shares occurred on CSE.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

On March 30, 2018, there were five persons resident in the United States that are holders of record of the Common Shares as determined pursuant to Rule 12g5-1.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. Pursuant to Rule 12h-6(h), the Company disclosed its intent to terminate the registration of the Common Shares under Section 12(g) of the Exchange Act and its corresponding reporting obligations under Section 13(a) of the Exchange Act on March 21, 2018.

B. The Company disseminated the notice in the United States by means of a news release (the “News Release”).  A copy of the News Release is attached as Exhibit 99.1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required by Rule 12g3-2(b)(1)(iii) in English through the System for Electronic Document Analysis and Retrieval (SEDAR) at its website at www. sedar.com.

PART III

Item 10. Exhibits

Exhibit 99.1	News Release pursuant to Rule 12h-6(h), dated March 21, 2018.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, RESAAS Services Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Focus Ventures Ltd. certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

RESAAS SERVICES INC.
(Registrant)

Date: March 30, 2018	By:	/s/ Tom Rossiter
Tom Rossiter
Chief Executive Officer